SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of August 2007
Commission File Number: 001-33611
Voltaire Ltd.
(Exact name of registrant as specified in charter)
9 Hamenofim Street Building A
Herzeliya 46725, Israel
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

EXPLANATORY NOTE
     On August 8, 2007, Voltaire Ltd. issued a press release entitled “Voltaire Announces Second Quarter Results with 194% Revenue Growth Year over Year.” A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.
Date: August 8, 2007	By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	Chief Financial Officer

EXHIBIT INDEX
The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated August 8, 2007, entitled “Voltaire Announces Second Quarter Results with 194% Revenue Growth Year over Year.”